SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 033-81890

Community Bankshares, Inc.
(Exact name of registrant as specified in its charter)
448 North Main Street, Cornelia, Georgia 30531 (706) 776-2265
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 Par Value Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
                            241

Pursuant to the requirements of the Securities Exchange Act of 1934, Community Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 8, 2005	By: /s/ J. Alton Wingate
J. Alton Wingate
Chairman, President and Chief
Executive Officer